UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesla, Inc.

File No. 001-34756 - CF#36338

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Tesla, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information Maxwell Technologies, Inc., now a subsidiary of Tesla, Inc., excluded from the Exhibits to a Form 10-Q filed on May 9, 2018.

Based on representations by Tesla, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through May 9, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office